UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of Directors' Interests

2020 Long-Term Incentive Plan (LTIP) Awards

On 1 May 2020, the Company made a grant of performance-related restricted shares to the CFO under the LTIP under the 2020 LTIP plan rules. This represents the company's annual grant of long-term incentives to the CFO for 2020.

The award will vest on 1 May 2023 subject to the following performance conditions and targets:

1/3 earnings per share (EPS)		1/3 net return on invested capital (ROIC)		1/3 relative total shareholder return (TSR)
Vesting schedule (% max)	Adjusted EPS for FY22	Vesting schedule (% max)	Adjusted net ROIC for FY22	Vesting schedule (% max)	Ranked position vs FTSE 100
15%	45.5p	15%	5.2%	25%	Median
65%	52.5p	65%	6.2%	-	-
100%	60p	100%	7.5%	100%	Upper quartile

Note: straight line vesting between points shown, with no vesting for performance below threshold

Any shares which vest on 1 May 2023 will be subject to an additional two-year holding period to 1 May 2025.

The award is consistent with the remuneration policy approved by shareholders at the Annual General Meeting on 24 April 2020 and was made on the following basis:

Name	Title	Restricted shares awarded	Share price used to calculate award of 245% of salary (five-day average to 1 March 2020)	Share price on date of award (closing price on trading day prior to 1 May 2020)

Sally Johnson	CFO	220,000	573.72p	459.80p

The value of the award is normally determined using the closing share price on the trading day prior to the date of grant. However, mindful of the recent share price volatility the Committee exercised its discretion to use the five-day average share price to 1 March 2020 to determine the value of the LTIP award, which is the share price used to determine award values for LTIP awards to the wider employee population.

The Committee reserves the right to adjust payouts up or down before they are released if it believes that the vesting outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making such adjustments, the Committee is guided by the principle of aligning shareholder and management interests.

The notification below is made in accordance with the requirements of the EU Market Abuse Regulation.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Johnson
2	Reason for the notification
a)	Position/status	CFO
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Award of performance-related restricted shares under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	220,000
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 May 2020
f)	Place of the transaction	n/a

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 May 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary